AnorMED Inc.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on September 19, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. This proxy must be signed by the shareholder or by the shareholder's attorney duly authorized in writing or, if the shareholder is a corporation or an association, signed by any individual authorized by a resolution of the directors or governing body of the corporation or association. If this proxy is executed by an attorney for an individual or by an individual authorized by a shareholder that is a corporation or association, the instrument so empowering the attorney or individual, as the case may be, or a notarily certified copy thereof, must accompany this proxy. **In such cases, voting may only be done by mail or facsimile, and not by the Internet.**
3. This proxy should be signed by the shareholder in the exact manner as the shareholder's name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the shareholder.
5. **The common shares represented by this proxy will be voted as directed by the shareholder. However, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The common shares represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the common shares will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

This proxy must be received by Computershare no later than Friday, September 15, 2006 at 2:30 p.m. (Pacific Time) or, if the Meeting is adjourned or postponed, no later than 2:30 p.m. (Pacific Time) on the second-last business day prior to the date on which the Meeting is adjourned or postponed. Proxies received by Computershare after this time will not be accepted; however, the Chairman may determine, in his sole discretion, to accept a proxy that is delivered in person to the Chairman at the Meeting as to any matter in respect of which a vote has not already been cast. The mailing address and facsimile number is: Computershare Investor Services, Proxy Dept. 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1. Fax: Within North America: 1-866-249-7775. Outside North America: (416) 263-9524

Proxies submitted must be received by 2:30 pm, Pacific Time, on September 15, 2006.
Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

To Vote Using the Internet

- Go to the following web site:

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail and facsimile are the only methods for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail, by facsimile or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

Appointment of Proxyholder

The undersigned "Registered Shareholder" of AnorMED Inc. (the "Company") hereby appoints: Kenneth H. Galbraith, C.A, Chairman of the Board, Director and Interim Chief Executive Officer of the Company, or failing this person, Felix J. Baker, Ph.D., a Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of AnorMED Inc. to be held at the Plaza Ballroom of the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia on September 19, 2006 at 2:30 PM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Fix the Number of Directors

To fix the number of our Directors at ten (10)

For ☐ Against ☐

Fold

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
01. Kenneth H. Galbraith, C.A	☐	☐	02. Felix J. Baker, Ph.D.	☐	☐	03. Paul A. Brennan	☐	☐	04. Joseph P. Dougherty, Ph.D.	☐	☐
05. Henry J. Fuchs M.D.	☐	☐	06. William L. Hunter, M.D.	☐	☐	07. Jacques R. Lapointe	☐	☐	08. I. Berl Nadler	☐	☐
09. Kelvin M. Neu, M.D.	☐	☐	10. Klaus R. Veitinger, M.D., Ph.D.	☐	☐						

3. Appointment of Auditors

To appoint KPMG LLP as our auditor to hold office until the close of our next annual meeting of shareholders and to authorize the Board of Directors to fix the remuneration to be paid to the auditor.

For ☐ Withhold ☐

4. Stock Option Plan

To approve the adoption of our 2006 AnorMED Incentive Stock Option Plan.

For ☐ Against ☐

Fold

5. Transact Other Business

To transact such further and other business as may properly come before the meeting or any adjournment thereof.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

AR0 AOMQ